

ULTRAPETROL
(Bahamas) Limited

Investor Presentation

New York

December 9, 2013

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2012
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol (Bahamas) Limited
Over 130 years of Experience







Formation and Early Years → **Expansion / Growth Financing** → **Significant Growth as a Public Company**

- Founded by Mr. Jose Menendez
- Company now run by 4th generation family members
- Sailing ships Andalucia and Alejandrina

- Started regular Liner Service Chile-Peru / Argentina-Brazil

Ultrapetrol S.A. founded

- UP Offshore founded

- Acquired remaining 50% of JV with ACL; creating largest barge operator in Hidrovia

- $97 million Follow-On

- Construction of Barge Manufacturing Facility

- Southern Cross Group became a shareholder with a $220 million equity infusion

1876 | 1911 | 1932 | 1955 | 1992 | 1994 | 1998 | 2000 | 2002-2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013

- 1st regular general cargo service serving Buenos Aires-Ushuaia

- 1st tanker vessel

- Issued $135 million SEC registered notes

- AIG-GE Capital LAIF became shareholder

- Issued $180 million First Preferred Ship Mortgage Notes

- $140 million IPO – NASDAQ listed

- Issued Convertible Bond for $80 million
- AIG-GE Capital LAIF finalized its investment

- Issued $225 million First Preferred Ship Mortgage Notes

Ultrapetrol (Bahamas) Limited

Diversified Industrial Transportation Company

	River Business (52% of Adjusted EBITDA)	Offshore Supply (40% of Adjusted EBITDA)	Ocean Business (8% of Adjusted EBITDA)
			
Assets	■ 598 Dry Barges & 81 Tank Barges (679 barges equivalent to 831 Mississippi barges) ■ 32 Pushboats ■ 2 Terminals (1) ■ 1 Oceangoing Tug ■ 1 Iron Ore Transshipment Station (3)	■ 14 modern deep sea Platform Supply Vessels ("PSV") ■ 3 state of the art 4,500 class diesel electric PSVs were recently acquired ex yard and expected to enter operation in 1Q 14 – Fully constructed and ready to operate needing only minimal adaptation to our operational needs	■ 4 Product (2) and Chemical Tankers ■ 2 Feeder Containerships
Commodities / Cargo	■ Dry cargos (agricultural and forestry products, iron ore) ■ Liquid cargos (petroleum products, vegetable oils)	■ Supplies for offshore oil platforms (containerized equipment, drill casings, pipes, fuel, water)	■ Tankers move refined oil products and chemicals ■ Containerships move general cargo
Customers	■ Large agricultural, mining and oil companies and trading houses	■ International oil and energy companies off the coast of Brazil and in the North Sea	■ Refineries ■ Container lines ■ Equipment manufacturers

Note: Segment adjusted EBITDA for 9 months 2013.

(1) One of which is owned through a 50% Joint Venture in Paraguay.

(2) Product Tanker MV Austral is on bareboat charter until December 2013.

(3) Currently under conversion to ore transshipment station; expected entry into service in 4Q 13.

Ultrapetrol (Bahamas) Limited
Leader in South American Transportation & Logistics

River Business

- Largest provider of barge transportation along the Hidrovia River system
- Leveraged to significant growth in commodity production and transportation (region is ~55% of global soybean market)
- Strategically located network of hubs and terminals
- Vertically integrated barge manufacturing

Gross Profit Contribution by Segment (1)



Ocean
8%
Offshore
Supply
40%
River
52%



Panama
VENEZUELA
GUYANA
SURINAME
FRENCH GUIANA
Macae
Rio de Janeiro
Rosario
Buenos Aires
River
Offshore Supply
Ocean

Offshore Supply Business

- Vessels provide supplies to offshore E&P platforms in Brazil and North Sea
- Critical logistics component of the offshore energy industry
- Preferential rights in Brazilian market
- Strong fundamental growth dynamics for deepwater offshore E&P

Ocean Business

- Tankers transporting refined oil products and chemicals along the coast of Argentina
- Container feeder service from Buenos Aires to southern parts of Patagonia
- Both our tanker and container vessels operate in cabotage flag-protected trades

(1) Segment Gross Profit Contribution reflects first nine months of 2013.

Ultrapetrol (Bahamas) Limited
9m & 6m 2013

($000's)	Nine Months ended September 30, 2013	Six Months ended June 30, 2013	3Q 13	2Q 13	1Q 13
Revenues	$312,262	$199,676	$112,586	$121,786	$77,890
Adjusted EBITDA	$82,102	$51,891	$30,211	$32,630	$19,261
Net income (loss) as reported	$14,631	$7,632	$6,999	$13,486	($5,854)
EPS as reported (In $ per share)	$0.10	$0.05	$0.05	$0.10	($0.04)
Adjustments to Net income (loss) as reported					
Yard EBITDA from Touax barge sale	1,599	1,698	(99)	(131)	1,829
Income tax (loss) on Exchange Variance (1)	(1,124)	(874)	(250)	(1,052)	178
Extinguishment of Debt one time event	5,518	3,785	1,733	181	3,604
Adjusted net income (loss)	$20,624	$12,241	$8,383	$12,484	($243)
Adjusted EPS (In $ per share)	$0.15	$0.09	$0.06	$0.09	$0.00

- **Adjusted EBITDA for the nine months ended 2013 of $82.1 million shows the impact of river contract renegotiations at higher levels as well as healthy levels of tons transported**
- **Offshore Supply Business contract renewals for *UP Diamante* and *UP Agua-Marinha* as of May 2013; and *UP Topazio* and *UP Esmeralda* renewed on June and July 2013, respectively**
- **New vessels: *UP Amber* and *UP Pearl* entered into service on August 1 and December 2, 2013, respectively**
- **The Company expects its full year 2013 Adjusted EBITDA to be between $95.0 million and $105.0 million. (This estimate includes the EBITDA resulting from the delivery of certain barges to third parties from our shipyard which are scheduled for the end of December 2013)**

(1) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business (UABL)
Hidrovia: Critical Component of the Regional Infrastructure

Hidrovia

- The Hidrovia River system has huge potential
  - Approximately the size of the Mississippi River system
  - Barge fleet is only about 1/10 the size and will require substantial replacement in near / mid term

Commodities

- Soybean and derivatives, wheat, iron ore, maize, etc.
- Liquid Cargo: Petroleum and petroleum derivatives, vegetable oils, etc

Ports & Terminals

- The Company currently capitalizes on the utilization of its ports along the river system such as: Tres Fronteras, Dos Fronteras, and operates fleeting areas in San Gotardo, Chaco-I, Confluencia and San Lorenzo

Hidrovia Region


BOLIVIA
Corumba
UABL Brazil
BRAZIL
PARAGUAY
Asunción
UABL Paraguay
Tres Fronteras
Wanda
Dos Fronteras
San Gotardo
A 42 Barge Limit
B 16 / 20 Barge Limit
C 16 / 20 Barge Limit
D 6 Barge Limit
ARGENTINA
Buenos Aires
UABL Argentina

Number of Barges: ~2,100

- Hidrovia river system is a critical link between South America's agricultural and mineral heartland and the global export markets
- Argentina, Brazil, Bolivia, Paraguay and Uruguay account for ~55% of world soybean production in 2013 as compared to 30% in 1995
- Barges are most efficient way of carrying bulk cargoes in large quantities over long distances
- Shortage of highway or rail infrastructure in the region

Mississippi River Region


Minnesota
Wisconsin
Iowa
Illinois
Missouri
Kentucky
Tennessee
Arkansas
Mississippi
Louisiana

Number of Barges: ~21,000

River Business (UABL)
Infrastructure Along the Hidrovia Allows for Efficient Hub Model

UABL operates on an Integrated River Business Model based on hubs located at strategic points of the Hidrovia. This system allows for the most efficient use of our pushboats as we minimize their idle time. Barges are set up into convoys at each fleeting location with the use of port pushboats.

A Tres Fronteras Terminal – Paraguay (km. 1,928)



- 30,000 MT silo for dry cargo storage
- Five liquid tanks (three for vegetable oil of 1,100 MT each and two for gas oil of 1,500 m3 each)
- Operates mainly with Cargill's crushing plant located in the region (soybean, pellets, vegoil)

B Dos Fronteras Terminal – Paraguay (km. 1,800)



- 20,000 MT silo for dry cargo storage
- Silo for product wash and conditioning
- 40 MT per hour dryer


BOLIVIA
Corumba
BRAZIL
PARAGUAY
Chaco-I
A Tres Fronteras
Wanda
B Dos Fronteras
San Gotardo
Confluencia
San Lorenzo
ARGENTINA
Punta Alvear
URUGUAY
Pueblo Esther


Paraná Iron

River Business

Parana Iron Project – Transshipment Station

PARANA IRON *Iron ore transfer and storage unit*

The PARANA IRON is a transfer and storage unit specifically designed for transferring iron ore from river barges into oceangoing vessels on the Paraná River. She will be anchored near Rosario, a strategic point to receive the river barge convoys carrying iron ore from Corumbá, 2600 km up the Paraguay River.


Step 4
Discharge booms
The discharge booms to the oceangoing vessel are 26 m in length, optimized for the operation with Panamax type vessels.
Holds
The five holds of the PARANA IRON have a maximum storage capacity of 40,000 tons, which enables to release two full river barge convoys so that they can return to Corumbá for more cargo.
Step 3a
Bidirectional conveyor belt
This reversible belt connects the stern crane to the forward Wallflex belt -and vice versa- enabling the transfer of iron ore into the ocean vessel from the forward crane to the aft belts, and from the aft crane to the forward belts, if necessary.
Step 3
Conveyor belts (two units)
The Wallflex type conveyor belts raise the iron ore to the discharge booms and these transfer it into the oceangoing vessel. Each conveyor belt set has a nominal capacity of 750 tons/hour.
Step 2
Liebherr CBG 300 Cranes (two units)
These cranes take the iron ore from the river barges with their 20-ton capacity grabs and discharge it either to the conveyor belt system for direct transfer or into the holds of the PARANA IRON. In the same way, they can take the iron ore from the holds of the PARANA IRON and discharge it to the conveyor belt system to be transferred to the oceangoing vessel. They have a nominal capacity of 20,000 tons/day each.
Step 1
River barges loaded with iron ore
The iron ore is lifted by the Liebherr cranes and either transferred directly to the oceangoing vessel through conveyor belts or discharged into the PARANA IRON transfer station holds to be stored until the arrival of an oceangoing vessel.

This system -compared to the traditional system used ashore- substantially enhances the efficiency of the operation:

PARANA IRON - Operation 1

1 > Directly transferring the iron ore from the river barges into the holds of the oceangoing vessel.

PARANA IRON - Operation 2

1 > Transferring the iron ore from the river barges into the holds of the PARANA IRON and wait for the arrival of the oceangoing vessel.

2 > Transferring the iron ore from the PARANA IRON into the holds of the oceangoing vessel.

ASHORE OPERATION

1 > Unloading the river barges.

2 > Transporting the iron ore to the storage yard by truck.

3 > Storing the iron ore.

4 > Transporting the iron ore back to the berth by truck.

5 > Loading the iron ore into the oceangoing vessel.

PARANA IRON

LOA: **177 m** Beam: **32 m**

Moulded depth: **14.5 m**

Draft: **10.4 m (max)**

Cranes: 2 x Liebherr CBG 300 30 t x 28 m.
Nominal capacity **20,000 tons/day**

Electric power plant: **2.1 MW**

Storage capacity: **40,000 tons**

Number of holds: **5**

Direct transfer capacity (river barge – oceangoing vessel):
2 x 750 tons/hour

Transfer capacity (PARANA IRON – oceangoing vessel):
2 x 750 tons/hour

This project will commence its operation in December 2013. It has a multi-year contract with Vale and we expect that it will provide an IRR in excess of 25%

River Business

New agreement in principle for a Multi-Year Time Charter with VALE

Entered into an agreement in principle for long-term time charter contract with Vale starting in 1Q 2014

4 convoys (each comprised of one pushboat and 16 barges) for a period of 5 years

Contract expected to generate approximately $8.2 million per year in EBITDA

Significant portion of our EBITDA for the next 5 years fixed on a take or pay basis with a first class charterer

River Business
Prospects for 2014 – Soybean & River Levels

Paraguay Seeded Area & Production [1]



Million Has. & Tons
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Seeded Area
Production
2003-2013 CAGR: 7.6%
2004-2014 CAGR: 8.7%
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
6.5
2.9
7.1
3.0
4.0
3.2
9.4
3.3
9.0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 (P)
USDA Estimate for 2014 crop

Weekly Accumulated rainfall in Paraguay (mm) [2] [3]



670
649
2,228
1,514
39
666
1,846
162
660
355
-
394
1,062
47
2,199
258
6,469
6,278
Week 1
Week 2
Week 3
Week 4
Week 1
Week 2
Week 3
Week 4
Week 1
Week 2
Week 3
Week 4
Week 1
Week 2
Week 3
Week 4
Oct+Nov 12
Oct+Nov 13
Oct 2012
Oct 2013
Nov 2012
Nov 2013
Accum.

Monthly Soybean Prices [4] – September 2010 – 13



(in $ / ton)
427.2
512.1
499.8
491.0
441.8
529.4
615.2
526.1
548.4
472.8
Oct-10
Apr-11
Oct-11
Apr-12
Oct-12
Apr-13
Oct-13

(1) Source: USDA Foreign Agricultural Service – Updated December 5, 2013
(2) Information retrieved from local sources, most of which are Cooperatives
(3) Accumulated rainfall for each week over all production areas of Paraguay
(4) Source: Indexmundi and International Monetary Fund

River Business
Iron Ore

Iron Ore Production – Corumba Region (Brazil)



Production (In Million Tons)
9
8
7
6
5
4
3
2
1
0
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.8
6.9
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 (P)

- Annualized 9 month production for Vale
- MMX production in Corumbá as of June 30, 2013

Monthly Iron Ore Prices (1) – Oct 2009 – Oct 2013

(in $ / ton)



86.8
99.3
172.5
148.5
187.2
171.0
135.5
144.7
134.6
114.0
150.5
139.9
132.57
Oct-09
Apr-10
Oct-10
Apr-11
Oct-11
Apr-12
Oct-12
Apr-13
Oct-13

(1) Source: Indexmundi and International Monetary Fund

River Business
Hidrovia Fleet attrition – Dry and Tank (1) (2)

Dry Barge Attrition


Attrition 25%
2,146
826
820
500
1,618
2013 Hidrovia Dry Fleet
Less than 20 years
More than 20 years
More than 30 years
5-year projection (1) (2)

Tank Barge Attrition


Attrition 52%
263
105
12
146
127
2013 Hidrovia Tank Fleet
Less than 20 years
More than 20 years
More than 30 years
5-year projection (1) (2)

- **In the next 5 years approximately 28% of the total Hidrovia Fleet will be scrapped**
- **Replacing obsolete capacity has become a priority ➔ Punta Alvear barge-building facility offers a cost-efficient way of building new jumbo sized barges**

(1) Source: Industry sources and Company data. Measured in Mississippi equivalents
(2) Attrition is based on the assumption that barges are scrapped once they reach 30+ years of age. These figures are estimations of how the Hidrovia's fleet size will progress in the future if no additional units are placed into service.
Note: Estimates are subject to risks and uncertainties. Actual progression of number of barges in the future may differ materially.

River Business – Punta Alvear Yard
Leverage Leading Position in River to Capitalize on Opportunities

ULTR River Business Fleet at period-end (Barges Only)


6.3% CAGR (2003 – 1H 2013)
# of Vessels
DWT
700
650
600
550
500
450
400
350
1,600
1,400
1,200
1,000
800
600
400
200
0
Acquired remaining 50% interest in UABL from American Commercial Lines
Completed construction of Punta Alvear barge manufacturing yard
705 DWT
1,261 DWT
431
455
490
490
564
591
591
602
647
669
679(1)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
1H 2013
Dry Barges
Tank Barges
Capacity

The River Business successfully expanded over the past decade and is well positioned for future growth

(1) Measured in units. Equivalent to 831 Mississippi barges

River Business
Punta Alvear Yard – Barge Manufacturing



Third Party Barge Sales EBITDA



($ in millions)
$6.4
$13.9
$20.7
2011
2012 (1)
2013 (2)

# of Barges:	2011	2012 (1)	2013 (2)
# of Barges:	20	37	58

- The Company's barge building facility at Punta Alvear, Rosario, Argentina is the most modern of its kind in South America
- Allows the Company to expand the capacity of its own barge fleet at a very competitive cost
- Ability to generate incremental EBITDA through sales to third party operators in other markets
- 58 barges from 2013 production has so far been contracted for third party sales, while leaving available capacity for ULTR's needs



(1) Includes 14 barges sold to 3rd parties and leased back to ULTR with associated $2.1 million of operating profit.
(2) Pro Forma assumptions: Applies average gross profit margins in 2011 and 2012 combined for 2013 Pro Forma basis of 58 barges.
Note: An estimate subject to risks and uncertainties (some of which are beyond the Company's control). Actual 2013 operating profit from third party barge sales may differ materially from this estimate.

River Business
Key Initiatives

Pushboat Acquisitions

- Initiative to acquire two new pushboats with an option for two more
- Average horsepower (HP) per pushboat (approximately): 6,930 HP
- IFO 380 consuming vessels
- Greater transport capacity will enable us to continue capitalizing on the growth opportunities in the Hidrovia
- Higher transport frequency should translate into higher tons transported per year

✓Lower Fuel Costs
✓Lower Pushboat Rotation Time
✓Larger convoy size down and up river

Strategic Exclusive-Use Terminal and Transshipment Footprint

- Development of new river terminals to provide enhanced logistics services to our customers
- Improved integration of our River Business operations
- Potential for increase as the region's development progresses
- Operates two river terminals
- Owns land for the construction of two additional terminals
- New midstream Iron Ore Transshipment facility with a take-or-pay contract with VALE for 5 years

✓Vertical Integration
✓Strategic Assets
✓Growth Prospects
✓Revenue diversification through transshipment services

Barge Manufacturing Yard

- Invested in the construction of a barge building facility in Punta Alvear, Rosario, Argentina
- Fully automated production line
- Capable of producing approximately 2 jumbo 2,500 ton barges per week
- Ability to produce barges at a cost significantly lower than any alternative source available to the region
- Ancillary EBITDA from third party sales

✓New Capacity 40% Cheaper

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Recently acquired 3 ex-yard state-of-the-art PSVs

Invested approximately $96.0 million in the acquisition of 3 newbuilt 4,500 class PSVs

- **Delivered ex-yard**
- **State-of-the-art Chinese vessels**
- **5,145 dwt**
- **Expected to be operational in 1Q 2014**


MW619-42
MW619-39





Offshore Supply Business

14 Large Deepwater PSV Fleet to Service the Offshore E&P Industry

Assets

- PSV fleet among the most modern in the world (~3 years avg. age)
  - 11 operational PSVs in our fleet
  - **3 newly acquired to be operational by 1Q 2014**
  - Larger size is more efficient for deepwater
  - Dynamic positioning systems
- Local Brazilian shipowner license (EBN) and 10 year established presence
- Preferential employment in Brazil
  - 4 Brazilian flagged vessels
    - Provides right to flag-in 2 more PSVs as if Brazilian
  - 6 Panamanian flagged vessels operated in Brazil as foreign vessels by our local Brazilian licensed subsidiary (EBN)

Services

- Provide critical logistical and transportation services of offshore E&P companies of Brazil and North Sea
- Transport supplies such as pipes, drill casings, cement, water, food fuel, spares and machinery to offshore rigs and platforms

- **We operate in two markets:**
  - **North Sea: Large, mature with active spot market (UK and Norway) – No flag restrictions**
  - **Brazil: Fastest growing market, medium to long-term charter oriented – Preferential treatment required**

Offshore Supply Business
Drilling and Production Rigs, PSVs and AHTS – Global Supply and Demand

Global Fleet

Rigs	2009	2010	2011	2012	2013	2014	2015	2016+
Drilling Rig (1)	856	899	945	974	1,051	1,114	1,182	1,223
Production Rig (2)	284	300	309	317	329	349	360	379
Total	**1,140**	**1,199**	**1,254**	**1,291**	**1,380**	**1,463**	**1,542**	**1,602**
PSV (3)	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016+**
> 4,000 DWT	148	169	203	262	385	481	513	515
3 - 4,000 DWT	266	294	307	330	402	452	474	479
2 - 3,000 DWT	150	167	174	176	195	201	201	201
< 2,000 DWT	837	850	861	864	905	906	907	907
Total	**1,401**	**1,480**	**1,545**	**1,632**	**1,887**	**2,040**	**2,095**	**2,102**
PSV/Rig Ratio	**1.23**	**1.23**	**1.23**	**1.26**	**1.37**	**1.39**	**1.36**	**1.31**
AHTS (4)	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016+**
Very Large	107	140	157	170	192	206	209	209
Large	166	181	183	185	197	199	210	210
Total	**273**	**321**	**340**	**355**	**389**	**405**	**419**	**419**
PSV + AHTS	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016+**
PSV + AHTS	1,674	1,801	1,885	1,987	2,276	2,445	2,514	2,521
(PSV+AHTS)/Rig Ratio	**1.47**	**1.50**	**1.50**	**1.54**	**1.65**	**1.67**	**1.63**	**1.57**

Source: Clarksons - September 2013 / Company Analysis
(1) Includes Jack-ups, Semi-subs, Drillships and Drill Barge/Tender; (2) Includes FPSO, Semi subs, TLP/Spar and Jack-ups (3) Includes all size PSVs and excludes Crew/Fast Supply; (4) Includes Very Large (>16K BHP) and Large (12-16K BHP), excludes Medium, Small, Very Small and AHTs.

Offshore Supply Business
Strong Brazilian Offshore Market Fundamentals

Focus on Brazil due to Petrobras' aggressive CAPEX Program



Petrobras' Historical CAPEX (1)
In billions
80
70
60
50
40
30
20
10
0
E&P
Total
E&P 2013-2017
Total 2013-2017
6.3
11.6
7.5
16.5
11.1
24.1
14.2
29.0
15.9
35.4
18.6
43.4
20.4
43.2
22.0
42.9
147.5
236.7
2005
2006
2007
2008
2009
2010
2011
2012
'13 - '17

- **2013-2017 Business Plan [1] suggests a $236.7 billion investment**
- **Demand brought forth by Petrobras coupled with limited orderbook should have a positive impact on rates**

Critical Resources	Situation December 2010	Delivery Plan (to be contracted) Accumulated value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2,000 m	15	39	37 [1]	65 [2]
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

(1) Source: Petrobras' website.
(2) Source: Petrobras' investor presentation – September 2011.

Offshore Supply Business
Large Scale Asset Base of 4,500 dwt Class Vessels







4,500 Class PSV Operating in the Brazilian Market

67 Vessels (1)



Deep Sea 1%
Gulf Marine 1%
Mare Alta 1%
Sealion 1%
Solstad 1%
Bravante 1%
Astromaritima 1%
Starnav 3%
Farstad 3%
CBO 4%
Maersk 4%
Acamin 4%
Siem 7%
Wilson Sons 9%
UP Offshore 15%
Bram / Alfanave 39%
19%

Proforming for the 3 recently acquired PSVs, UP Offshore would account for 19% of the 4,500 class PSVs in Brazil

Source: Syndarma ABEAM, Frota de Embarcacoes de Apoio Marítimo em Operacao no Brasil – Setembro 2013

(1) Information contained in Syndarma and ABEAM report from September 2013 objectively proformed and corrected since all of UP Offshore's PSVs are in the 4,500 dwt class. Includes *UP Pearl* which was delivered to ULTR on August 2013 and excludes 3 recently acquired chinese PSVs

Offshore Supply Business
Long-Term Contractual Employments at Increasing Charter Rates

	Old Contract		New Contract	
On-the-Water Fleet	**Rate**	**Expiration**	**Duration**	**Rate**
UP Rubi	$ 34,000	May-14	4 years (1)	$ 35,280
UP Pearl			4 years	$ 32,950
UP Amber			4 years	$ 32,950
UP Esmeralda	$ 26,200	Jul-13	4 years	$ 31,950
UP Topazio	$ 28,000	Jun-13	4 years	$ 35,380
UP Diamante	$ 28,000	May-13	4 years	$ 35,380
UP Agua-Marinha	$ 28,000	May-13	4 years	$ 35,380
UP Jade	$ 33,000	Aug-16		
UP Turquoise	$ 30,350	Mar-15		
UP Safira	$ 26,200	Sep-14		
UP Jasper (2)	$ 24,362 (3)	Nov-13		
Newly acquired Chinese PSVs				
UP Agate (4)			New	
UP Coral (4)			New	
UP Opal (4)			New	



Contract with less than one year
Long-term contract
Sep-13
2014
2015
2016
2017
2018

On the basis of our previously disclosed Proforma Segment EBITDA of $54.0 million adjusted for the annualized impact of an 11-PSV fleet and improved charter rates ➔ Adding the proforma effect of our recently acquired PSVs (UP Agate, UP Coral and UP Opal) the annualized Segment EBITDA of a 14-PSV fleet would be approximately $68.7 million

(1) Rate and duration agreed but subject to Petrobras Board approval; (2) Operating spot in UK North Sea on short-term employment; (3) Calculated basis actual revenues until September 30, 2013, divided by actual operating days; (4) Recently acquired 4,500 class PSVs

Estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially from this estimate.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Coastal Container / Tanker Fleet and Feeder Service Overview

Four Product / Chemical Tankers



Vessel: Amadeo
Capacity: 39,670 DWT
Type: Double Hull, Product Carrier



Vessel: Miranda I
Capacity: 7,212 DWT
Type: Double Hull, Chemical Tanker



Vessel: Austral [(1)]
Capacity: 11,299 DWT
Type: Double Hull – Oil & Chemical Tanker



Vessel: Alejandrina
Capacity: 9,237 DWT
7.90 Mtrs SSW
Type: Double Hull – Product Carrier

- Stable profitable earnings
- Large oil companies are customers

Feeder Coastal Services


Buenos Aires
Bahia Blanca
Puerto Madryn
CHILE
ARGENTINA
Ushuaia

- Feeder service for large container liners
  - Transshipment in Buenos Aires or Montevideo
  - **Southbound**: Raw materials for industries in the South
  - **Northbound**: Export cargos
- Cabotage service with own containers
  - **Southbound**: Providing supplies for local population
  - **Northbound**: End products produced in Tierra del Fuego for its sale in Buenos Aires
- Logistical services to customers pre and post shipments

Two Feeder Containerships



Vessel:	Asturiano
Size:	1,100 TEU
Flag:	Panamanian, Argentinean flag rights
Built:	2003, China



Vessel:	Argentino
Size:	1,050 TEU
Flag:	Panamanian, Argentinean flag rights
Built:	2002, Japan

Tierra del Fuego

- Argentine province located at 3,500 km from Buenos Aires
- Declared a tax free zone by law until the year 2023
- Main industries: Electronics, plastics and textiles
- All supplies are brought from Buenos Aires either by ship or truck
- 50% of the cargoes into Tierra del Fuego are carried by containerships, the balance is still carried by trucks over 2,000 miles of roads

- Growth potential
- Very large ocean carriers will imply increased demand for feeder services

(1) Austral is currently under bareboat charter to the Company.

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- Our Product Tankers remain employed on medium term charters at levels substantially above those prevailing in the international (non cabotage) markets, with positive Gross Profit Contribution
- We have now extended the charter on all four of our Product Tankers with expirations ranging from 2Q 2014 to 2016 at substantially improved rates

Feeder Container Vessels – *Asturiano & Argentino*

- We continued to successfully employ our two container feeder vessels in our regional feeder service


Quarterly Revenues per Leg
In ($ Millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Southbound
Northbound
6.6
2.0
7.0
2.3
4.6
2.5
6.4
3.3
6.4
3.3
4.3
1.9
4.3
3.4
4.7
3.6
6.2
3.6
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013
3Q 2013

Ultrapetrol (Bahamas) Limited
Historical Financial Performance and Credit Metrics

($ in millions)

Revenue 9m 2013


$400
$300
$200
$100
$0
$230.4
$304.5
$313.2
$226.8
$312.3
FY
FY
FY
FY 2010
FY 2011
FY 2012
9m 2012
9m 2013

($ in millions)

Adjusted EBITDA 9m 2013


$90
$60
$30
$0
$61.3
$54.0
$32.0
$25.9
$82.1
FY
FY
FY
FY 2010
FY 2011
FY 2012
9m 2012
9m 2013

Revenue Q1, Q2 & Q3 (2011-2013)


$150
$75
$0
$58.3
$64.5
$77.9
$70.0
$79.5
$121.8
$80.0
$82.8
$112.6
Q1'11 Q1'12 Q1'13
Q2'11 Q2'12 Q2'13
Q3'11 Q3'12 Q3'13

Adjusted EBITDA Q1, Q2 & Q3 (2011-2013)


$40
$30
$20
$10
$0
$11.9
$7.3
$19.3
$12.7
$9.5
$32.6
$13.3
$9.1
$30.2
Q1'11 Q1'12 Q1'13
Q2'11 Q2'12 Q2'13
Q3'11 Q3'12 Q3'13

Ultrapetrol (Bahamas) Limited
Historical Financial Performance and Credit Metrics

Net Debt / LTM 9/30/13 Adj. EBITDA



10.0
5.0
0.0
6.2x
6.4x
8.8x
9.8x
3.6x
FY
FY
FY
FY
2009
2010
2011
2012
LTM 9/30/13

Debt Maturity Profile as of September 30, 2013, proformed for $25.0 million Add On



Principal Repayments (In $ millions)
250.0
200.0
150.0
100.0
50.0
0.0
17.6
26.5
26.5
47.9
52.3
33.0
15.5
9.8
208.4
25.0
Add-On
4Q 2013
2014
2015
2016
2017
2018
2019
2020
2021+

Ultrapetrol (Bahamas) Limited
Successful Initiatives Have Positioned ULTR for Stable Growth

	Objective	Initiatives
River Business	▪ Continue to expand capacity to satisfy growing demand ▪ Maintain leading market position via fleet size, operating scale and fuel efficiency ▪ Capitalize on our dominant position in the Hidrovia to develop larger and more diversified cargo base as well as provide lucrative ancillary services	▪ Build out of vertically integrated barge manufacturing facility ▪ New high-powered pushboats with improved fuel efficiency and ability to navigate larger convoys through the river ▪ New transshipment operation (Paraná Iron) ▪ Agreements to minimize climatic impacts on our results of operation
Offshore Supply	▪ Establish a strong presence in the stable, time-charter oriented offshore supply market ▪ Create new opportunities in rapidly expanding Brazilian market	▪ Acquired and constructed 14 modern 4,500-Class PSV vessels ▪ Expansion of offshore supply fleet capitalizing on established presence in Brazil
Ocean Business	▪ Capitalize on cabotage trades where ULTR enjoys preferential rights and stable and growing demand, expand to Brazil and river	▪ Create an efficient logistical unit capable of servicing growing needs for feeder services ▪ Established container feeder line to service existing and growing coastal demand

Thank You

Q & A